UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2008
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm Limited
A.C.N. 064 270 006
APPENDIX 4D
Pursuant to Listing Rule 4.2A.3
Half-year financial report for the six months ended 30 June 2008 (previous corresponding period 30 June 2007)
Results announcement to the market

				Current period
Revenues from ordinary activities (item 2.1)	Up/~~(down)~~%	32.3%	to	$2,193,689

Loss from ordinary activities after tax attributable to members (item 2.2)	~~Up~~/(down)%	45.4%	to	$2,670,115

Net loss for the period attributable to members (item 2.3)	~~Up~~/(down)%	45.4%	to	$2,670,115

Dividend s (distribution)	Amount per security	Franked amount per security
Final dividend (item 2.4)	Nil ¢	Nil ¢

Interim dividend (item 2.4)	Nil ¢	Nil ¢

The Company does not propose to pay dividends at this time (item 2.4).

Record date for determining entitlements to the Dividend (item 2.5)	Not Applicable
Brief explanation of the figures in 2.1 to 2.4 necessary to enable the figures to be understood (item 2.6).

NTA backing	Current period	Previous corresponding period

Net tangible asset backing per ordinary security	(0.90¢)	0.24¢

Metal Storm Limited
Half year report – 30 June 2008
This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2007 and any public announcements made by Metal Storm Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Metal Storm Limited
Directors’ Report
30 June 2008
Directors’ report
Your directors present their report on the consolidated entity consisting of Metal Storm Limited and the entities it controlled at the end of, or during, the half-year ended 30 June 2008.
Directors
The names of the company’s directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated:
Mr T J O’Dwyer (Chairman)
Mr P D Jonson
Mr J R Nicholls
Dr L J Finniear (Managing Director)
Mr T W Tappenden (appointed 1 July 2008)
Mr J M Crunk (resigned 23 May 2008)
Review of operations
In 2007 Metal Storm set a primary mission to take the steps necessary to deliver qualified ammunition and a qualified weapon to the market in the shortest possible time.
In the first half of 2008 the Company has continued to focus the bulk of its efforts on this objective.
At the same time, in order to earn revenue and to promote Metal Storm technology into the US Military, Metal Storm Inc (MSI) has continued to complete US military research and development contracts and seek out new ones that assist the company in its primary mission.
The Company recognized that the delivery of commercial quantities of qualified munitions and weapons required it to collaborate with much larger industry players, particularly for qualification, manufacturing and worldwide distribution.
In February, 2008 the Company signed a Joint Collaboration Agreement with Singapore Technologies Kinetics (STK), one of the largest 40mm manufacturers in the world. The two companies agreed to work together to complete the design, testing and qualification of the 3GL three shot grenade launcher and 40mm high explosive ammunition, and subsequently to manufacture, and jointly market, sell and distribute these products.
Under the Agreement, the two companies have been working diligently and closely together to advance the ammunition and 3GL weapon toward qualification for transportation and man-firing.
Pre-qualification tests have already been conducted in many areas, including extreme heat and cold, drop tests, long range ballistics and a variety of performance and handling tests. To date the outcome from these tests has been very positive.
Once ammunition qualification for transportation and man-firing is completed the final components of 3GL weapon qualification for man-firing will follow. Some components of the 3GL qualification require the use of already qualified munitions, hence the need to have components of the 3GL qualification testing follow the completion of ammunition qualification rather than proceed wholly in parallel.
STK and Metal Storm are also engaging on the worldwide marketing of Metal Storm weapons and ammunition. Among the many activities involved with this, Metal Storm has already exhibited 3GL and Redback on the STK booth at the Singapore Air Show and at EuroSatory this year.

Metal Storm Limited
Directors’ Report
30 June 2008
In the USA, MSI completed the following contracts in the half year:
•	United States Army — Crowd Control Weapons System

•	United States Marine Corps – 18mm Stacked Round Firing System

•	United States Navy – Active Protection System
MSI also acquired the following new contracts
•	Design support services for Major US Defense company

•	United States Navy – 12 Gauge Multi-shot Grenade Launcher

•	United States Marine Corps – Mission Payload Module – Non-Lethal Weapons System
In addition to direct contract work, the US team has been enhancing the FireStorm remotely operated weapon system and the MAUL 12 gauge multi-shot accessory under-barrel launcher prototypes. Both developments are proceeding well.
In May the MAUL test weapon was fired in front of a large crowd of attendees at the NDIA show in Dallas. The weapon is now being enhanced under the new contract with ONR.
FireStorm has also been enhanced with integrated video sighting, laser rangefinder and a non-lethal laser dazzler. Less lethal munitions including a sponge round, chemical payload round and frangible chemical marker round are under development.
The Company continues to pursue supply and development contracts in the USA and in other international markets.
The Company posted a half year loss of $2,670,115 compared to a loss of $4,888,101 for the first half of 2007. Gross revenue was up 32% from $1,658,487 for the 2007 half year to $2,193,689 for the 2008 half year.
This report is made in accordance with a resolution of directors.

Mr T J O’Dwyer	29 August 2008
Chairman	Brisbane

Metal Storm Limited
Directors’ Report
30 June 2008
PricewaterhouseCoopers
ABN 52 780 433 757
Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Telephone +61 7 3257 5000
Facsimile+61 7 3257 5999
Auditor’s Independence Declaration
As lead auditor for the review of Metal Storm Limited for the half year ended 30 June 2008,1 declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review
This declaration is in respect of Metal Storm Limited and the entities it controlled during the period.

Robert Roach	Brisbane
Partner	29 August 2008
PricewaterhouseCoopers
Liability limited by a scheme approved under Professional Standards Legislation

Metal Storm Limited
Half year report
30 June 2008
Consolidated Income Statement
For the half-year ended 30 June 2008

		Half-year
		2008	2007
	Notes	$	$
Revenue		2,193,689	1,658,487

Fair value movement in conversion derivative		3,871,111	1,686,370
Consumables used		(77,948)	(178,456)
Employee expenses		(2,192,230)	(2,208,591)
Finance costs	4	(3,034,120)	(2,362,588)
Professional fees		(946,011)	(686,484)
Research and development		(754,502)	(1,333,386)
Administrative expenditure		(261,348)	(295,430)
Facility expenses		(341,458)	(421,255)
Travel and entertainment		(186,404)	(273,469)
Communication and technology		(147,188)	(192,913)
Public relations and compliance		(222,945)	(241,326)
Net foreign exchange differences		(4,041)	(39,060)
Impairment expense		(566,720)	—

Loss before income tax		(2,670,115)	(4,888,101)

Income tax		—	—

Loss attributable to members of the parent		(2,670,115)	(4,888,101)

	Cents	Cents
Earnings per share for loss attributable to the ordinary equity holders of the parent
Basic and diluted earnings per share	(0.4)	(0.8)
The above consolidated income statement should be read in conjunction with the accompanying notes.

Metal Storm Limited
Half year report
30 June 2008
Consolidated balance sheet
As at 30 June 2008

		30 June	31 December
		2008	2007
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		12,539,672	14,727,548
Available-for-sale financial investments		557,600	779,200
Trade and other receivables		729,403	1,563,218

Total current assets		13,826,675	17,069,966

Non-current assets
Trade and other receivables		505,377	987,902
Property, plant and equipment		576,105	656,260
Intangible assets		45,983	74,149

Total non-current assets		1,127,465	1,718,311

Total assets		14,954,140	18,788,277

LIABILITIES
Current Liabilities
Trade and other payables		1,497,778	2,605,145
Conversion derivative		1,959,267	5,963,793
Interest-bearing loans and borrowings		16,333,289	12,941,447
Provisions		295,872	302,161

Total current liabilities		20,086,206	21,812,546

Non-current liabilities
Interest-bearing loans and borrowings		165,111	215,036
Other		60,272	68,265

Total non-current liabilities		225,383	283,301

Total liabilities		20,311,589	22,095,847

Net assets		(5,357,449)	(3,307,570)

EQUITY
Contributed equity	5	66,022,993	65,428,400
Reserves		9,072,067	9,046,424
Accumulated losses		(80,452,509)	(77,782,394)

Total equity		(5,357,449)	(3,307,570)

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Metal Storm Limited
Half year report
30 June 2008
Consolidated statement of changes in equity
For the half-year ended 30 June 2008

	Issued		Accumulated
	capital	Reserves	losses	Total equity
	$	$	$	$
At 1 January 2007	59,980,065	8,895,942	(67,784,179)	1,091,828
Currency translation differences	—	11,387	—	11,387
Net (gains)/losses on available-for-sale financial assets	—	(1,240)	—	(1,240)

Total income/(expense) for the period recognised directly in equity	—	10,147	—	10,147
Loss for the period	—	—	(4,888,101)	(4,888,101)

Total income/(expense) for the period	—	10,147	(4,888,101)	(4,877,954)

Exercise of options	6,624	—	—	6,624
Net increase in options reserves	—	85,382	—	85,382
Issue of share capital	5,175,247	—	—	5,175,247

At 30 June 2007	65,161,936	8,991,471	(72,672,280)	1,481,127

At 1 January 2008	65,428,400	9,046,424	(77,782,394)	(3,307,570)
Currency translation differences	—	13,231	—	13,231

Total income/(expense) for the period recognised directly in equity	—	13,231	—	13,231
Loss for the period	—	—	(2,670,115)	(2,670,115)

Total income/(expense) for the period	—	13,231	(2,670,115)	(2,656,884)

Exercise of options	—	12,412	—	12,412
Issue of share capital	594,593	—	—	594,593

At 30 June 2008	66,022,993	9,072,067	(80,452,509)	(5,357,449)

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Metal Storm Limited
Half year report
30 June 2008
Consolidated cash flow statement
For the half-year ended 30 June 2008

		Half-year
		2008	2007
	Notes	$	$
Cash flows from operating activities
Receipts from customers		614,323	859,074
Payments to suppliers and employees		(4,389,512)	(5,292,440)
Interest and other costs of finance paid		(1,111,389)	(1,117,078)
Government grant — research and development		390,286	—

Net cash outflow from operating activities		(4,496,292)	(5,550,444)

Cash flows from investing activities
Purchase of property, plant and equipment		(10,686)	(121,169)
Proceeds from disposal of property plant and equipment		604	—
Purchase of intangible assets		(4,191)	(33,360)
Interest received		597,292	822,502
Purchase of available-for-sale financial assets		—	—
Proceeds from sale of available-for-sale financial assets		—	1,000,000

Net cash inflow from investing activities		583,019	1,667,973

Cash flows from financing activities
Proceeds from issue of shares		—	6,624
Proceeds from borrowings		2,000,000	—
Repayment of borrowings		(243,749)	(266,937)

Net cash inflow (outflow) from financing activities		1,756,251	(260,313)

Net increase (decrease) in cash and cash equivalents		(2,157,022)	(4,142,784)
Cash and cash equivalents at beginning of the half-year		14,727,548	23,830,267
Effect of exchange rate changes on cash and cash equivalents		(30,854)	—

Cash and cash equivalents at end of the half-year		12,539,672	19,687,483

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Metal Storm Limited
Half year report
30 June 2008
Notes to the financial statements
30 June 2008
1 Going Concern
The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.
The continuing viability of the Company and the Group and their ability to continue as a going concern and to meet their debts and commitments as and when they fall due is dependent on the company progressing its products towards commercialisation, raising additional capital and taking appropriate action to ensure the Company and Group have sufficient cash to pay their debts and maintain covenant compliance.
The Company has made significant progress towards bringing the 3GL grenade launcher and munitions to commercialisation. In February 2008, the Company signed a joint collaboration agreement with a major defence company, Singapore Technologies Kinetics (STK), to collaborate in the design, development, testing, qualification and manufacture of 3GL prototypes and munitions. The Company has also worked to increase contract revenue in the United States that build relationships with potential customers and continues to increase the Group’s IP.
In June 2008, a heads of agreement was signed with Harmony Investment Fund Limited, which may require them to underwrite a new rights offer to existing note holders of up to $6 million in convertible notes. The heads of agreement also proposes a one year extension of the existing convertible notes from 1 September 2009 to 1 September 2010, subject to note holder approval.
The Company and the Group will continue to take appropriate action to preserve cash for ongoing operations and to maintain covenant compliance. In February 2007, the company utilized the conditions within the Convertible Notes Trust Deed which allow the Company to borrow funds on a short term basis.
Since 30 June 2008, the company has repaid these funds and may borrow funds on a short term, unsecured basis to ensure future covenant compliance. The covenant terms in the Trust Deed must be met on an ongoing basis and consequently both the decisions of the Company itself and factors outside its control may impact compliance with the Trust Deed requirements.
The uncertainty of progress towards commercialisation, additional capital raisings and compliance with the covenant terms creates a material uncertainty whether the Company and the Group will continue as a going concern and whether they will realise their assets and settle their liabilities in the normal course of business at the amounts stated in the financial statements.
In the Directors’ opinion they have sufficient evidence to believe that the Company and the Group will be able to meet the terms of the Trust Deed and therefore be able to pay their debts and commitments as and when they fall due.
No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not continue as a going concern.
2 Basis of preparation of half-year report
This general purpose financial report for the interim half-year reporting period ended 30 June 2008 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.
This interim financial report does not include all the notes of the type normally included in the annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2007 and any public announcements made by Metal Storm Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Metal Storm Limited
Half year report
30 June 2008
Notes to the financial statements
30 June 2008 (continued)
3 Segment information
Primary reporting format – geographic segments

		North
	Australia	America	Total
Half-year 2008	$	$	$

Total segment revenue	48,340	1,555,220	1,603,560

Unallocated revenue / interest income			590,129

Consolidated revenue			2,193,689

Segment result	(3,662,749)	(213,317)	(3,876,066)

Intersegment elimination			741,037
Unallocated revenue less unallocated expenses			464,914

Loss attributable to members of the parent			(2,670,115)

Half-year 2007

Total segment revenue	1,103	936,152	937,255

Unallocated revenue / interest income			721,232

Consolidated revenue			1,658,487

Segment result	(5,633,942)	(664,682)	(6,298,624)

Intersegment elimination			828,110
Unallocated revenue less unallocated expenses			582,413

Loss attributable to members of the parent			(4,888,101)

4 Loss for the half-year
Loss for the half-year includes the following items that are unusual because of their nature, size or incidence:

	Half-year
	2008	2007
	$	$
Finance costs
Accretion expense	1,922,731	1,245,510
Interest expense	1,111,389	1,117,078

	3,034,120	2,362,588
Impairment Expense
Accounts receivable	345,120	—
Available-for-sale financial investments	221,600	—

	566,720	—
Accretion expense relates to the accretion of convertible notes using an effective interest rate.
Interest expense predominately relates to interest payments to convertible note holders at a rate of 10%pa in accordance with terms and conditions of the convertible notes trust deed.

Metal Storm Limited
Half year report
30 June 2008
Notes to the financial statements
30 June 2008 (continued)
5 Equity securities issued
Issues of ordinary shares during the half year.

	2008	2007	2008	2007
	Shares	Shares	$	$
At 1 January	598,680,579	552,641,394	65,428,400	59,980,065
Exercise of listed options	—	44,126	—	6,624
Exercise of convertible notes	7,683,897	43,808,394	470,478	5,175,247
Other issues	2,068,573	—	124,115	—

At 30 June	608,433,049	596,493,914	66,022,993	65,161,936

6 Contingencies
Contingent liabilities
There are no known contingent liabilities at 30 June 2008.
7 Events occurring after the balance sheet date
On 11 July 2008, Metal Storm announced it plans to move the trading of its American Depositary Shares (ADS) in the United States to the Over-the-Counter Market (OTC Market). Trading in the ADSs was suspended on 28 July and they were delisted from Nasdaq on 4 August 2008. The ADSs have since been trading on the OTC Market under the symbol MTSXY.
There has not been any other matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the half year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Metal Storm Limited
Half year report
30 June 2008
In the directors’ opinion:
(a)	the financial statements and notes set out on pages 10 to 12 are in accordance with the Corporations Act 2001, including:
(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2008 and of its performance for the half-year ended on that date; and
(b)	there are reasonable grounds to believe that Metal Storm Limited will be able to pay its debts as and when they become due and payable.
This declaration is made in accordance with a resolution of the directors.

Mr T J O’Dwyer	29 August 2008
Chairman	Brisbane

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
Independent auditor’s review report to the members of Metal Storm Limited
Report on the Half-Year Financial Report
We have reviewed the accompanying half-year financial report of Metal Storm Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration for Metal Storm Limited Group (the consolidated entity). The consolidated entity comprises both Metal Storm Limited (the company) and the entities it controlled during that half-year.
Directors’ responsibility for the half-year financial report
The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Metal Storm Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.
A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.
Liability limited by a scheme approved under Professional Standards Legislation

Independent auditor’s review report to the members of Metal Storm Limited (continued)
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.
Our review did not involve an analysis of the prudence of business decisions made by directors or management.
Independence
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.
Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Metal Storm Limited is not in accordance with the Corporations Act 2001 including:
(a)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2008 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.
Significant Uncertainty Regarding Continuation as a Going Concern
Without qualification of our conclusion above, we draw attention to Note 1 in the financial statements which indicates that the company has incurred an operating loss and next cash outflows from operating activities during the half year ended 30 June 2008. This condition, along with other matters as set forth in Note 1, indicates there is significant uncertainty as to whether the company and the group will continue as a going concern and, therefore, whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.
PricewaterhouseCoopers

Robert Roach Partner	Brisbane 29 August 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: August 29, 2008	By:	/s/ Peter Wetzig
	Name:	Peter Wetzig
	Title:	Company Secretary